SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

IMAGE ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-0685613
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

20525 Nordhoff Street, Suite 200, Chatsworth, California 91311

(Address of principal executive offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of class)

Item 1.    Description of the Registrant’s Securities to Be Registered.

On October 31, 2005, the Board of Directors of Image Entertainment, Inc. (the “Company”) declared a dividend of one right (a “Right”) for each outstanding share of common stock, par value $0.0001 per share (“Common Stock”), of the Company.  The dividend is payable to stockholders of record at the close of business on October 31, 2005 (the “Record Date”).  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and Computershare Trust Company, Inc., as Rights Agent (the “Rights Agent”).  A copy of the Rights Agreement is attached as Exhibit 4.1 hereto, including the Form of Certificate of Designation attached as Exhibit A to the Rights Agreement, the Form of Rights Certificate attached as Exhibit B to the Rights Agreement, and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C to the Rights Agreement, each of which are hereby incorporated by reference.  The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement and the exhibits attached thereto.

Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of our preferred stock, designated as Series A Junior Participating Preferred Stock, par value $0.0001 ("Preferred Stock"), at a price of $12.42, subject to adjustment.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed.  The distribution date (the “Distribution Date”) will occur on the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has (subject to certain exceptions) acquired, or obtained the right to acquire, beneficial ownership of 30% or more of the outstanding shares of our Common Stock (the “Share Acquisition Date”), other than as a result of repurchases of stock by the Company, or (ii) ten days (or a later date that the Board of Directors shall determine) following the commencement of, or  public announcement of an intention to make, a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding shares of our Common Stock.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights can not be exercised until the Distribution Date and will expire at the close of business on October 31, 2015, unless earlier redeemed by the Company.

Shortly after the Distribution Date, Rights certificates would be mailed to record holders of our Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.  Unless our Board of Directors decides differently, only shares of our Common Stock issued before the Distribution Date will be issued with Rights.

If an Acquiring Person becomes (subject to certain exceptions) the beneficial owner of 30% or more of the then outstanding shares of Common Stock (other than pursuant to an offer for all the outstanding shares of Common Stock that our Board of Directors determines to be fair to and otherwise in the best interests of the Company and its stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Preferred Stock (or, in certain circumstances, cash, property or other securities of the company) having a value equal to two times the exercise price of the Right.  If, at any time after the Stock Acquisition Date, (i) we are acquired in a merger or other business combination transaction in which we are not the surviving corporation, other than a merger that results from an offer for all the outstanding shares of Common Stock that our Board of Directors decides is fair and in the best interests of the Company and our stockholders, or (ii) 50% or more of our assets, cash flow or earning power is sold or transferred, each holder of a Right, except Rights which previously have been voided, will have the right to receive, after exercise of the Right, common stock of the Company that acquires us having a value equal to two times the exercise price of the Right.  The events described in this paragraph are “Triggering Events.”

All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will not be exercisable.  At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of our outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by the person or group which will not be exercisable), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right.

At any time until 10 days following the Share Acquisition Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors).  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

Until a Right is exercised, the holder of a Right will have no rights by virtue of ownership as a stockholder of the Company, such as the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date.  After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement, but no amendment may be made at such time as the Rights are not redeemable.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired.  However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

Item 2.    Exhibits.

3.1                                Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit B to Appendix B to the Definitive Proxy Statement on DEF 14A filed with the SEC on July 27, 2005)

3.2                                 Bylaws of the Company (incorporated herein by reference to Exhibit C to Appendix B to the Definitive Proxy Statement on DEF 14A filed with the SEC on July 27, 2005)

3.3                                 Certificate of Designation specifying the terms of the Series A Participating Preferred Stock of registrant (incorporated herein by reference to Exhibit A to Exhibit 4.1 to the Current Report on Form 8-K/A filed with the SEC on November 2, 2005), as filed with the Secretary of State of the State of Delaware on November 1, 2005.

4.1                                 Rights Agreement, dated as of October 31, 2005, between the Company and Computershare Trust Company, Inc., which includes as Exhibit A thereto a form of Certificate of Designation for the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Rights Certificate and as Exhibit C thereto a Summary of Rights to Purchase Preferred Stock (incorporated herein by reference to exhibit of the same number to the Company’s Current Report on Form 8-K/A filed with the SEC on November 2, 2005)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

IMAGE ENTERTAINMENT, INC.

Date: November 3, 2005	By:	/s/ DENNIS HOHN CHO
Dennis Hohn Cho
Corporate Secretary